UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERNATIONAL TRUCK AND ENGINE CORPORATION

RETIREMENT ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

4201 Winfield Road, P.O. Box 1488

Warrenville, Illinois 60555

REQUIRED INFORMATION

Navistar, Inc. (formerly known as International Truck and Engine Corporation) is the Plan Administrator of the International Truck and Engine Corporation Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2007 and 2006, and for the year ended December 31, 2007, and the schedule as of December 31, 2007, have been prepared in accordance with the financial reporting requirements of ERISA.

2

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

International Truck and Engine Corporation Retirement Accumulation Plan

By:	Navistar, Inc. (formerly known as International Truck and Engine Corporation) Plan Administrator

/s/ John P. Waldron
John P. Waldron
Vice President and Controller
(Principal Accounting Officer)

June 30, 2008

3

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INTERNATIONAL TRUCK AND ENGINE CORPORATION

RETIREMENT ACCUMULATION PLAN

DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Fund Investment Committee

Navistar, Inc. (formerly known as International Truck and Engine Corporation)

Participants and Administrator of the International Truck and Engine Corporation Retirement Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the International Truck and Engine Corporation Retirement Accumulation Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Grant Thornton LLP

GRANT THORNTON LLP

Milwaukee, Wisconsin
June 30, 2008

International Truck and Engine Corporation

Retirement Accumulation Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2007	2006
Assets
Investment in Master Trust (note C)	$222,017,846	$184,228,969
Participant loans	4,895,727	3,756,755

Total investments	226,913,573	187,985,724
Receivables
Participant contributions	—	1,026,073
Employer retirement contributions	2,970,096	2,686,031
Employer matching contributions	542,084	545,599

Total receivables	3,512,180	4,257,703

Net assets available for benefits at fair value	230,425,753	192,243,427
Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	581,729	133,585

NET ASSETS AVAILABLE FOR BENEFITS	$231,007,482	$192,377,012

The accompanying notes are an integral part of these statements.

International Truck and Engine Corporation

Retirement Accumulation Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions to net assets
Net earnings of investment in Master Trust (note C)	$15,546,633
Participant loan interest	365,982

Contributions
Participant contributions	19,364,777
Employer retirement contributions	10,419,514
Employer matching contributions	6,704,105
Rollovers from other qualified plans	871,277

Total contributions	37,359,673

Total additions to net assets	53,272,288
Deductions from net assets
Benefits paid to participants	14,934,773
Administrative expenses	1,274

Total deductions from net assets	14,936,047

Increase in net assets prior to transfers	38,336,241
Transfers from other related qualified plans, net	294,229
Net assets available for benefits
Beginning of year	192,377,012

End of year	$231,007,482

The accompanying notes are an integral part of this statements.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN

The following description of the International Truck and Engine Corporation Retirement Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Navistar, Inc., formerly known as International Truck and Engine Corporation (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan who were first hired on or after January 1, 1996. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participant contributions may be made to the Plan on a pretax basis, an after-tax basis, or a combination of both. Pretax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 90% of a participant’s eligible compensation or a prescribed Internal Revenue Service dollar amount. In addition, for 2007 and 2006, those participants who were age 50 or over during the Plan year had the ability to defer additional amounts on a pretax basis. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. The total of pretax and after-tax contributions cannot exceed 90% of eligible compensation. Both pretax and after-tax contributions may be elected at a minimum level of 1% of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan.

The Plan permits, but does not require, the Company to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. The Company currently matches 50% of the first 6% of eligible pretax compensation deferred by the participant. Participants are immediately eligible to receive such matching contributions.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

Retirement contributions are allocated to eligible members and are calculated as a percentage of eligible compensation, based on the participant’s age at the end of each calendar quarter. Beginning January 1, 2007, a subsidiary of the Company became eligible for the Plan, and the employees of that entity are eligible to receive a match of 100% of the first 4% of eligible pretax compensation that is deferred.

Non-vested Company matching and retirement contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $672,333 and $369,969, respectively. For the Plan year ended December 31, 2007, $500,000 of forfeitures were used to offset Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

Investment Options

Company matching and discretionary retirement contributions are initially invested in the Frank Russell Aggressive Balanced Fund. Once assets are in the fund, participants may direct them to any other investment option available in the Plan. Once assets are moved out of the Frank Russell Aggressive Balanced Fund, they cannot be transferred back. Participants direct the investment of their account balances and future contributions. Investment options during 2007 and 2006 consisted of funds classified as registered investment companies (mutual funds), commingled funds, U.S. Government securities or Navistar International Corporation (“Navistar”) common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Most other administrative costs related to the Plan are paid directly by the Company.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percentage point. At December 31, 2007, the rates ranged from 5.0% to 10.5%.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59- 1/2, or on a hardship basis prior to attaining age 59- 1/2 . Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution, or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund may be made in the form of Navistar common stock.

Vesting

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. Participants are 20% vested after one year of service; the vesting increases in 20% annual increments with participants being fully vested after five years of service. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. For mandatory distributions prior to the participant attaining normal retirement age, for amounts greater than $1,000 (but not more than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly, then the Plan will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan administrator. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

In September, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 applies to all value measurements not otherwise specified in an existing standard, clarifies how to measure fair value, and expands fair value disclosures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FASB Staff position (“FSP”) SFAS 157-2 which delays the effective date of SFAS for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Management does not believe the adoption of SFAS No. 157 will have a material impact on the Plan’s financial statements upon adoption by the Plan in 2008.

As described in FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust that is part of the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the “Master Trust”). As required by the FSP, the statements of net assets available for benefits present the proportionate share of the fair value of the investment held by the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - Continued

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Shares of mutual funds and common stock are valued at the net asset value of shares held at year-end. The Master Trust’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The fair value of the wrap contract for one of the collective trusts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged; the difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Participant loans are valued at their outstanding balances, which approximates market value.

Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

Participant Withdrawals

As of December 31, 2007 and 2006, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of plan assets with the assets of other defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2007 and 2006 are as follows:

	2007	2006
International Truck and Engine Corporation 401(k) Retirement Savings Plan	36.70%	38.78%
International Truck and Engine Corporation 401(k) Plan for Represented Employees	27.84	29.60
International Truck and Engine Corporation Retirement Accumulation Plan	32.72	29.15
IC Corporation 401(k) Plan	2.74	2.47

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2007	2006
U.S. Government securities	$225,505	$139,059
Common and collective funds	345,777,090	321,152,988
Registered investment companies	318,910,987	292,214,673
Navistar common stock	13,691,012	18,228,415

Total investments at fair value	678,604,594	631,735,135
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,822,734	781,396

Net investments	$681,427,328	$632,516,531

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE C - MASTER TRUST - Continued

The net investment earnings of the Master Trust for the year ended December 31, 2007, are summarized below:

Dividend and interest income
Common and collective funds	$—
Registered investment companies	38,291,859
Navistar common stock	—

Total dividend and interest income	38,291,859
Net realized and unrealized appreciation in fair value of investments
Common and collective funds	19,198,224
Registered investment companies	(15,071,993)
Navistar common stock	9,288,347

Net appreciation in fair value of investments	13,414,578

Net investment earnings	$51,706,437

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company initially directs the investment of certain employer contributions. The Company employs professional investment managers, as selected by the Pension Fund Investment Committee of the Company, to manage such investment portfolio. It is intended that the assets will be invested on a long-term basis, consistent with the purpose of the Plan to provide retirement benefits. Such Plan assets held in the Master Trust were invested in the Frank Russell Aggressive Balanced Fund, a mutual fund which invests in common stocks of United States and foreign companies and in intermediate bonds. After such contributions are initially deposited in the fund, participants can direct them to any other investment option available in the Plan. Once assets are moved out of the Frank Russell Aggressive Balanced Fund, they cannot be transferred back.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

Information about the Plan’s net assets and significant components of the changes in the Plan’s net assets relating to the non-participant-directed investments as of December 31, 2007 and 2006, and for the year ended December 31, 2007, is as follows:

	2007	2006
Net assets - Frank Russell Aggressive Balanced Fund	$81,309,819	$67,857,354

Changes in net assets
Net realized/unrealized appreciation in fair value of investments	$6,039,444
Interest and dividend income	2,277
Employer retirement contributions	10,623,955
Employer matching contributions	6,713,966
Transfers to other investment funds	(5,476,241)
Benefits paid to participants	(4,450,936)

Total changes in net assets	$13,452,465

NOTE E - CONTINGENCY

Navistar failed to file on a timely basis its financial results for fiscal year 2005 with the Securities and Exchange Commission. Because of the delay, participants were not allowed to acquire additional shares of Navistar common stock through the Plan. However, participants were allowed to sell shares of Navistar common stock if they wish to do so. The suspension of participants’ ability to purchase shares of Navistar common stock should have been effective March 1, 2006, but the restriction was not placed into effect until April 6, 2006. Accordingly, participants who may have purchased Navistar common stock during the period March 1 through April 6, 2006, have been notified by letter that Navistar intends to conduct a rescission offer and that they are not required to take any action with respect to the Navistar common stock at this time. They will be notified by Navistar at the time it conducts the rescission offer. For the Plan, there were 469 participants who collectively purchased approximately 4,456 shares of Navistar stock at a total cost of approximately $127,489 during the period March 1 through April 6, 2006.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE E - CONTINGENCY - Continued

Navistar appointed Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as the independent fiduciary of the respective Navistar common stock funds under the Plan. This action was taken to ensure that decisions regarding the availability of Navistar common stock as an investment option under the Plan are made by a fiduciary with no ties to Navistar. Fiduciary Counselors informed Navistar that, as a result of the uncertainty caused by the absence of audited financial statements, it has determined that the Navistar common stock investment option in the Plan will be closed to new purchases until further notice. Fiduciary Counselors has indicated that once Navistar issues up-to-date audited financial statements, it will review its decision and determine whether participants and beneficiaries in the Plan should once again have the opportunity to purchase Navistar common stock through the Plan.

Navistar filed its annual report (Form 10-K) for fiscal 2005 on December 10, 2007. With the filing of its annual report (Form 10-K) for fiscal 2007 on May 29, 2008, Navistar is current with its filings of its annual audited financial statements. Navistar failed to file on a timely basis its financial results for its first and second quarters of fiscal 2008 with the Securities and Exchange Commission. Navistar filed its first and second quarter 2008 Form 10-Q financial filings on June 27, 2008.

NOTE F - TAX STATUS OF THE PLAN

The Plan obtained a determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance, in all material respects, with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE G - TERMINATION OF THE PLAN

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE H - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar common stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings of the Master Trust.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net assets available for benefits per financial statements	$231,007,482	$192,377,012
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(581,729)	(133,585)

Net assets available for benefits per Form 5500	$230,425,753	$192,243,427

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2007:

Change in net assets per financial statements	$38,336,241
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Prior year	133,585
Current year	(581,729)

Change in net assets of Plan per Form 5500	$37,888,097

Income attributed to collective trusts is required to be reported at fair value on the Form 5500.

International Truck and Engine Corporation

Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE J - SUBSEQUENT EVENT

The Plan Sponsor name was changed to Navistar, Inc. effective February 27, 2008.

SUPPLEMENTAL SCHEDULE

International Truck and Engine Corporation

Retirement Accumulation Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Identity of issue	Description of investment	Cost**	Current value
*Various participants	Participant loans at interest rates of 5.0% to 10.5%		$4,895,727

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT